UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-249515-06
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST 2022-2
(Exact name of registrant as specified in its charter)
C/O AMERICREDIT FINANCIAL SERVICES, INC.
801 CHERRY STREET, SUITE 3500
FORT WORTH, TEXAS 76102
(817) 302-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
CLASS A-1 Fixed Rate Automobile Receivables Backed Notes
CLASS A-2 Fixed Rate Automobile Receivables Backed Notes
CLASS A-3 Fixed Rate Automobile Receivables Backed Notes
CLASS A-4 Fixed Rate Automobile Receivables Backed Notes
CLASS B Fixed Rate Automobile Receivables Backed Notes
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)☐
Rule 12g-4(a)(2)☐
Rule 12h-3(b)(1)(i)☐
Rule 12h-3b)(1)(ii)☐
Rule 15d-6☐
Rule 15d-22(b)☒
      Approximate number of holders of record as of the certification or notice date: 0
Pursuant to the requirements of the Securities Exchange Act of 1934 GM Financial Consumer Automobile
Receivables Trust 2022-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: May 29, 2026                    GM Financial Consumer Automobile Receivables Trust 2022-2
By:    AmeriCredit Financial Services, Inc., d/b/a GM Financial, as Servicer
By: /s/ Randal L. Willis
Name:Randal L. Willis
Title: Senior Vice President, Securitization and
            Conduit Reporting